UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30066 / May 21, 2012

_____

In the Matter of   :
                                                                          :
PRAXIS MUTUAL FUNDS   :
3435 Stelzer Road   :
Columbus, Ohio 43219   :
                                                                          :
EVERENCE COMMUNITY INVESTMENTS, INC.   :
1110 North Main Street   :
Goshen, Indiana 46528   :
                                                                          :
(812-13627)   :
                                                                          :
_____:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940 FOR AN EXEMPTION FROM SECTION 17(a) OF THE ACT AND UNDER SECTION
17(d) OF THE ACT AND RULE 17d-1 THEREUNDER

Praxis Mutual Funds ("Trust") and Everence Community Investments, Inc. ("ECI") filed an
application on January 27, 2009 and amendments on June 29, 2009, September 14, 2010, August
5, 2011, March 19, 2012, and April 20, 2012, requesting an order under sections 6(c) and 17(b)
of the Investment Company Act of 1940 ("Act"), and an order permitting certain transactions
under section 17(d) of the Act and rule 17d-1 thereunder. The order would amend a prior order
to permit the Trust to continue to invest in securities issued by ECI following the implementation
of certain changes in ECI's community development investment program.

On April 23, 2012, a notice of the filing of the application was issued (Investment Company Act
Release No. 30042). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the terms of the transactions, including the consideration to be paid or
received, are reasonable and fair and do not involve overreaching on the part of any person
concerned, and that the proposed transactions are consistent with the policy of each registered
investment company concerned and with the general purposes of the Act.

It is also found that participation by each registered investment company in the proposed arrangement is consistent with the provisions, policies and purposes of the Act, and is on a basis that is no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 6(c) and 17(b) that the application for an exemption from section 17(a) is hereby granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) and rule 17d-1, that the application to permit certain joint transactions is granted, effective immediately, subject to the conditions contained in the application, as amended.

Kevin M. O'Neill
Deputy Secretary

For the Commission, by the Division of Investment Management, under delegated authority.